Exhibit 4.38

Summary of Sale Agreement

On June 1, 2011, D. Medical Industries Ltd. (the "D. Medical") and Shai Sapir Investments Ltd., ("Shai Sapir") entered into an Agreement (the "Agreement"), in connection with the sale by D. Medical to Shai Sapir of its holdings in NextGen Biomed Ltd. ("NextGen") (the "Transaction"). Below is a summary of the main terms of the Agreement.

THIS SUMMARY DESCRIBES THE TERMS OF THE AGREEMENT IN GENERAL. IT DOES NOT PURPORT TO BE COMPLETE AND DOES NOT CONTAIN ALL OF THE INFORMATION REGARDING THE AGREEMENT AND D. MEDICAL'S OBLIGATIONS IN CONNECTION THEREWITH.

Under the terms of the Agreement, at the closing of the Transaction, which is expected to occur by June 30, 2011, in exchange for the payment of an amount of NIS 5.5 million (approximately $ 1.6 million) (the "Consideration Amount"), D. Medical shall transfer to Shai Sapir its holding in NextGen, i.e. 104, 347,900 shares of NextGen (the "Shares") and 3,006,191 options to purchase ordinary shares of NextGen (the "Options").

Shai Sapir undertakes that any sale of Shares following the closing of the Transaction, including shares resulting from exercise of the Options, would comply with the provisions of Section 15(3) of the Securities Law, 5728-1968.

At the closing of the Transaction, the following actions shall, simultaneously, take place: (i) D. Medical shall furnish to Shai Sapir with a certificate of exemption from withholding tax; (ii) D. Medical shall sell to Shai Sapir in a private transaction, the Shares and the Options, in exchange for the Consideration Amount. The Consideration Amount is subject to certain adjustments, based on NextGen's and its subsidiaries' cash reserves at the closing of the Transaction.; and (iii) D. Medical shall transfer to Shai Sapir transfer deeds regarding the Options and the Options Register will be updated accordingly.

The Agreement includes certain representations and covenants by D. Medical. Among these, D. Medical represented that at the closing of the Transaction all NextGen's fee agreement and other obligations towards interested parties or officers of NextGen will be terminated, and all such interested parties and officers shall provide NextGen with their written consent to that effect. It was agreed, however, that if NextGen will file a lawsuit against its officers, or if a third party will file a lawsuit against an officer of NextGen in connection with their actions as officers in NextGen, such officers will have full rights and they will be entitled to raise any claim against NextGen, and the waiver described above shall not enter into force.

The Agreement provides that within three (3) days from signing the Agreement, Shai Sapir shall deposit an aggregate amount of NIS 500,000 (approximately $ 141,242) in trust, to guarantee its obligations under the Agreement and indemnify D. Medical in the event that the Transaction is not consummated.